April 9, 2015

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Martin James, Senior Assistant Chief Accountant

Re:	Unilife Corporation

Form 10-K for the Fiscal Year Ended June 30, 2014

Response dated February 27, 2015

File No. 001-34540

Dear Mr. James:

This letter is being submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated March 12, 2015 (the “Second Comment Letter”) in response to our letter dated February 27, 2015 (the “First Response Letter”) in response to your letter dated February 3, 2015 (the “Comment Letter”) in connection with Unilife Corporation’s (the “Company”) Form 10-K for the Fiscal Year Ended June 30, 2014, filed with the Commission on September 15, 2014 (the “Form 10-K”).

For your convenience, the Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Second Comment Letter. The comment from the Second Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 10-K. All page number references in Company’s response are to page numbers in the Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 8. Financial Statements

Note 13. Revenue, page 77

1.	We note your response to comment 3 and the disclosure included in your December 31, 2014 Form 10-Q. Your disclosure did not include all of the required information. Your disclosure in future filings should include all of the following, as required by FASB ASC 605-28-50-2, for each arrangement that includes milestone consideration accounted for in accordance with FASB ASC 605-28:

•	A description of the overall arrangement;

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

April 9, 2015

•	A description of each milestone and related contingent consideration;

•	A determination of whether each milestone is considered substantive;

•	The factors that you considered in determining whether the milestone or milestones are substantive; and

•	The amount of consideration recognized during the period for the milestone or milestones.

Please provide us with your proposed disclosure.

We acknowledge the Staff’s comment and respectfully advise that our proposed sample disclosure based on the quarter ended December 31, 2014 is set forth below. We intend to provide similar disclosure in future filings.

During the three and six months ended December 31, 2014, the Company recognized $2.96 million and $3.15 million of revenue, respectively, on the milestone basis, as follows (amounts below are approximate to allow for rounding):

The Company recognized $2.28 million and $2.28 million of revenue during the three and six months ended December 31, 2014, respectively, pursuant to a feasibility agreement with a customer related to milestones that were completed and accepted during the respective periods. This agreement provides for certain customization and development activities for a drug delivery system to be performed for the customer and provides for payments to be made upon the completion of agreed-upon milestones. An initial up-front payment of $0.13 million was determined to be non-substantive and is being recognized over the expected term of the agreement. The remaining milestones were determined to be substantive based on uncertainty that the milestones will be achieved at the time the agreement was entered into, performance by the Company is necessary for achievement of the milestones and additional consideration to be paid to the Company upon achievement. Substantive milestones that were achieved during the three and six months ended December 31, 2014 are as follows:

•	$0.38 million for development and delivery of a detailed project plan and a failure mode and effects analysis report;

•	$0.40 million for development and delivery of a report on preliminary product requirements and a risk management plan; and

•	$1.50 million for development and delivery of human factor stimuli and related supporting documents.

Remaining substantive milestones are as follows:

•	$0.40 million for development and delivery of additional human factor stimuli;

•	$0.50 million for development and delivery of additional human factor stimuli and a report on updated product requirements; and

•	$1.20 million for development and delivery of semi-functional prototypes and related feasibility, product requirement, and risk management reports.

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

April 9, 2015

The Company recognized $0.45 million and $0.45 million of revenue during the three and six months ended December 31, 2014, respectively, pursuant to a feasibility agreement with a customer related to a milestone that was completed and accepted during the respective periods. This agreement provides for certain customization and development activities for a drug delivery system to be performed for the customer and provides for payments to be made upon the completion of agreed-upon milestones. An initial up-front payment of $0.45 million was determined to be non-substantive and is being recognized over the expected term of the agreement. The remaining milestones were determined to be substantive based on uncertainty that the milestones will be achieved at the time the agreement was entered into, performance by the Company is necessary for achievement of the milestones and additional consideration to be paid to the Company upon achievement. Substantive milestones that were achieved during the three and six months ended December 31, 2014 are as follows:

•	$0.45 million for development and delivery of a report on device design options as well as potential manufacturing and assembly processes.

Remaining substantive milestones are as follows:

•	$0.45 million for development and delivery of product samples and related supporting documents; and

•	$0.25 million for development and delivery of a summary report related to testing and documentation activities.

The Company recognized $0.23 million and $0.23 million of revenue during the three and six months ended December 31, 2014, respectively, pursuant to a feasibility agreement with a customer related to milestones that were completed and accepted during the respective periods. This agreement provides for certain customization and development activities for a drug delivery system to be performed for the customer and provides for payments to be made upon the completion of agreed-upon milestones. The milestones were determined to be substantive based on uncertainty that the milestones will be achieved at the time the agreement was entered into, performance by the Company is necessary for achievement of the milestones and additional consideration to be paid to the Company upon achievement. Substantive milestones that were achieved during the three and six months ended December 31, 2014 are as follows:

•	$0.08 million for development and delivery of a report related to human factor studies and quality requirements; and

•	$0.15 million for development and delivery of devices for compatibility and stability functional testing and related reporting.

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

April 9, 2015

Remaining substantive milestone is as follows:

•	$0.10 million for development and delivery of devices for human factor study and related reporting.

The Company recognized $0.00 million and $0.19 million of revenue during the three and six months ended December 31, 2014, respectively, pursuant to a feasibility agreement with a customer related to milestones that were completed and accepted during the respective periods. This agreement provides for certain customization and development activities for a drug delivery system to be performed for the customer and provides for payments to be made upon the completion of agreed-upon milestones. The milestones were determined to be substantive based on uncertainty that the milestones will be achieved at the time the agreement was entered into, performance by the Company is necessary for achievement of the milestones and additional consideration to be paid to the Company upon achievement. Substantive milestones that were achieved during the six months ended December 31, 2014 are as follows:

•	$0.09 million for development of customized devices for testing; and

•	$0.09 million for development and delivery of testing activities and related reporting.

***********

In responding to the Second Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Form 10-K and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (717) 384-3400.

Sincerely,

/s/ John C. Ryan

John C. Ryan
Senior Vice President, General Counsel and Secretary

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

April 9, 2015

cc:	Via E-Mail

Unilife Corporation

Alan Shortall

Pepper Hamilton LLP

Steven J. Abrams, Esq.